April 26, 2006

Via Facsimile ((720) 566-4099) and U.S. Mail

James C.T. Linfield, Esq.
Cooley Godward LLP
380 Interlocken Crescent, Suite 900
Broomfield, CO  80021

Re:	Pharmion Corporation
	Schedules TO-C filed February 15 and 28, 2006
	Schedule TO-I filed April 19, 2006, amended April 21, 2006
	SEC File No. 005-79338

Dear Mr. Linfield:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules TO-C
1. We note you issued communications to the security holders on February 15 and 28 without the legend required by Instruction 3 to Rule 13e-4(c). Please confirm your understanding of the requirements of the referenced rule.






Schedule TO-I

Item 6.  Purposes of the Transaction
2. Please revise to state whether you currently have any plans, proposals or negotiations that result or would result in any of the actions set forth in Item 1006(c) of Regulation M-A.

Item 10.  Financial Statements
3. It appears that certain financial information has been incorporated by reference to satisfy Item 1010(a) of Regulation M-A.
Please provide the pro forma financial information pursuant to Item
1010(b) of Regulation M-A, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov for additional guidance.

Offer to Exchange

Number of Options; Expiration Date, page 7
4. Please disclose the number of options subject to your offer.

Conditions of the Offer, page 10
5. Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section.
This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Interests of Directors and Executive Officers, page 13
6. Please revise your disclosure in the third paragraph to describe any transactions in the subject securities during the past 60 days.
Refer to Item 1008(b) of Regulation M-A.

Extension of this Offer; Termination, page 16
7. The first sentence of the third paragraph in this section appears to indicate that you may terminate the offer for any reason. The right to terminate the offer for any reason would render the offer illusory. Please revise to eliminate this right or clarify.
8. We note that you intend to provide notice of an extension no later than 9:00 a.m. Mountain Daylight Time. Please note that Rule 14e-1(d) require such notices to be provided no later than 9:00 Eastern time. Please revise.

Additional Information, page 17
9. Note that our new address is Station Place, 100 F Street, N.E., Washington, D.C. 20549 and that our regional reference offices are no longer open to the public. Please revise.

Stock Option Exchange Election Form
10. We note that under the heading "My Election" you improperly ask tendering security holders to certify that they have "carefully read" the offer and that they "fully understand" that in tendering securities they accept all of the terms of the offer. A similar representation is asked to be made in the "Acknowledgment."
Please
revise to delete the requirement that security holders provide the certifications described above. Alternatively, amend the form to include a legend in bold typeface that indicates Pharmion Corporation does not view the certifications made by security holders that they understand the offer materials as a waiver of liability and that Pharmion Corporation promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619.    You
may
also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions


James C.T. Linfield, Esq.
Cooley Godward LLP
April 26, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE